Exhibit 99.2

BW LIBRA

BW LPG

Interim Financial Report

Q3 2025 (unaudited)

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2025 and YTD September 2025

FORWARD-LOOKING STATEMENTS

In this unaudited interim financial report, “the Company” or “BW LPG” refers to BW LPG Limited. “The Group” refers to BW LPG Limited together with its consolidated subsidiaries.

Matters discussed in this unaudited interim financial report may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts or present facts and circumstances. This unaudited interim financial report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial and operational performance.

These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding BW LPG’s intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates.

Prospective investors in BW LPG are cautioned that forward-looking statements are not guarantees of future performance and that the Group’s actual financial position, operating results and liquidity, and the development of the industry and potential market in which the Group may operate in the future, may differ materially from those made in, or suggested by, the forward-looking statements contained in this unaudited interim financial report. The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and market and industry data and forecasts prepared by and available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, BW LPG cannot guarantee that the intentions, beliefs or current expectations upon which its forward-looking statements are based, will occur. BW LPG undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to:

●	general economic, political and business conditions;

●	general LPG market conditions, including changes in LPG freight rates, charter rates, vessel values and bunker fuel prices and other operating costs;

●	changes in demand in the LPG shipping industry;

●	any adverse developments in the maritime LPG transportation business;

●	changes in, and the Group’s compliance with, governmental, tax, environmental, safety, data protection and privacy and other laws and regulations;

●	failure in the management of climate and environmental risks and delivery and performance of management environmental objectives;

●	changes in competition rules and regulations for the shipping industry;

●	failure to manage disruptions, including due to climate change, abnormal weather conditions,

●	pandemics, piracy, strikes and boycotts, political instability, sanctions and breaches of IT systems;

●	failure to implement the Group’s business strategy or manage the Group’s growth;

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2025 and YTD September 2025

FORWARD-LOOKING STATEMENTS (continued)

●	damages or breakdowns of the Group’s vessels, including due to weather conditions, mechanical failures, wars or other circumstances and events;

●	failure to obtain new customers or the loss of any existing major customers;

●	failure to maintain sufficient cash reserves to make capital expenditures necessary for the Group’s vessels’ maintenance;

●	failure to attract and retain key management personnel, technically skilled officers and other employees;

●	default by third parties with whom the Group has entered into chartered-in arrangements;

●	failure of the Group’s third-party technical managers or other counterparties to meet their obligations;

●	the ageing of the Group’s fleet which could result in increased operating costs;

●	delays in deliveries of or cost overruns in relation to newbuilds (if any);

●	failure to integrate assets or businesses acquired from third parties;

●	failure to identify or take advantage of arbitrage opportunities, effectively implement the Product Services division’s hedging strategy and source LPG from third-party suppliers;

●	loss of major tax disputes or successful tax challenges to the Group’s operating structure or to the Group’s tax payments;

●	the availability of and the Group’s ability to obtain financing to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and the Group’s ability to comply with the restrictions and other covenants set forth in the Group’s existing and future debt agreements and financing arrangements;

Additional information about material risks that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Item 3. Key Information – 3.D. Risk Factors” of BW LPG’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 28 March 2025.

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2025 and YTD September 2025

SELECTED KEY FINANCIAL INFORMATION

Statement of Comprehensive Income	Q3 2025 US$M	Q3 2024 US$M	Change %	YTD Sep 2025 US$M	YTD Sep 2024 US$M	Change %
TCE income - Shipping[1]	201.8	145.5	39	513.1	480.6	7
Gross (loss)/profit – Product Services[1]	(23.6)	71.7	N.M	(12.4)	129.4	N.M
Operating profit	69.4	139.2	(50)	207.2	386.3	(46)
Profit after tax	56.8	120.5	(53)	166.8	355.1	(53)
Profit attributable to equity holders of the Company	57.1	104.7	(45)	138.1	323.4	(57)

(US$ per share)
Basic EPS[2]	0.38	0.79	(52)	0.91	2.44	(63)
Diluted EPS[2]	0.38	0.79	(52)	0.91	2.44	(63)
Dividend per share	0.40	0.42	N.M	0.90	2.00	N.M

Balance Sheet	30 Sep 2025 US$M	31 Dec 2024 US$M	Change %
Cash and cash equivalents	293.1	279.7	5
Total assets	3,339.6	3,320.4	1
Total liabilities	1,406.8	1,382.9	2
Total shareholders’ equity	1,932.8	1,937.5	-

Cash flow	Q3 2025 US$M	Q3 2024 US$M	Change %	YTD Sep 2025 US$M	YTD Sep 2024 US$M	Change %
Net cash from operating activities	128.8	54.5	136	389.8	512.9	(24)
Capital expenditure	(11.7)	(82.0)	(86)	(104.2)	(18.7)	N.M
Adjusted free cash flow[3]	117.1	(27.5)	N.M	285.6	494.2	(42)

Financial Ratios	Q3 2025%	Q3 2024%	Change %	30 Sep 2025%	30 Sep 2024%	Change %
ROE[4] (annualised)	11.8	29.8	(60)	11.5	29.4	(61)
ROCE[5] (annualised)	9.2	25.9	(64)	9.0	23.4	(62)
Net leverage ratio[6]	29.7	21.3	39	29.7	21.3	39

Other Information	30 Sep 2025	31 Dec 2024	Change %
Shares – end of period (‘000 shares)	159,282.0	159,282.0	-
Treasury shares – end of period (‘000 shares)	7,939.3	7,743.6	3
Share price (USD)	14.3	11.4	25
Share price (NOK)	142.7	125.3	14
Market cap (USD million)	2,161.2	1,721.5	26
Market cap (NOK million)	21,596.6	18,987.8	14

[1]	Time Charter Equivalent (“TCE”) income - Shipping and Gross (loss)/profit – Product Services reflect the Shipping and Product Services segments, respectively. TCE income – Shipping represents revenue from time charters and spot voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission, and inter-segment expense.

[2]	Basic and diluted EPS (earnings per share) is computed based on Q3 2025: 151.3 million and 151.9 million (YTD Q3 2025: 151.4 million and 152.0 million) shares, respectively, the weighted average number of shares outstanding less treasury shares during the period.

[3]	Adjusted free cash flow is a non-IFRS measure and is computed as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets, sale of assets held-for-sale and sale of vessels. See page 19 for a reconciliation of adjusted free cash flow to the nearest IFRS measure.

[4]	ROE (return on equity) is computed as, with respect to a particular period, the ratio of the profit after tax for such period to the average of the shareholders’ equity, calculated as the average of the opening and closing balance for the period as presented in the consolidated balance sheet.

[5]	ROCE (return on capital employed) is a non-IFRS measure and is computed as, with respect to a particular period, the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders’ equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet. See page 20 for a reconciliation of ROCE to the nearest IFRS measure.

[6]	Net leverage ratio is computed as the sum of total borrowings and total lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of total borrowings, total lease liabilities and total shareholders’ equity minus cash and cash equivalents as set out in the consolidated statement of cash flows.

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2025 and YTD September 2025

HIGHLIGHTS AND SUBSEQUENT EVENTS – Q3 2025

●	Q3 2025 profit attributable to equity holders of the Company ended at US$57.1 million or an earnings per share of US$0.38.

●	TCE income – Shipping Q3 2025 concluded at US$51,280 per available day[1] and US$48,730 per calendar day (total)[1].

●	The Company declared a Q3 2025 cash dividend of US$0.40 per share. This dividend corresponds to 75% of the Shipping NPAT[2] for the quarter. This cash dividend represents a payout ratio of 105% for the quarter, as a percentage of total profit attributable to equity holders.

●	As previously announced, in July 2025, the Group’s subsidiary, BW LPG India, secured a US$215 million Term Loan Facility to refinance its existing debt and to support the acquisition of two modern Very Large Gas Carriers (“VLGCs”), BW Chinook and BW Pampero, from BW LPG.

●	BW LPG India entered into an agreement to sell BW Lord in September 2025 with an estimated delivery in December 2025. The sale is priced at approximately US$61.0 million and is expected to generate a net book gain of approximately US$25.0 million.

●	Two ship financing facilities were voluntarily cancelled in October and November 2025 on the back of strong liquidity, which led to a repayment of US$36 million and reduction of US$216 million in available revolving credit facilities.

PERFORMANCE REVIEW – Q3 2025 and YTD September 2025

Q3 2025

TCE income – Shipping was US$201.8 million for Q3 2025 (Q3 2024: US$145.5 million), representing an increase of US$56.3 million from Q3 2024. The TCE income increase was primarily due to a higher LPG spot market of US$51,400 per day, a 7% increase compared to Q3 2024 of US$47,900 per day, and higher available fleet days of 3,934 in Q3 2025 (27% growth) after the completion of the Avance Gas acquisition. This was partially offset by our scheduled drydocking program, which reduced available fleet days by 168 days (Q3 2024: 17 days). The effects of IFRS 15 adjustments for spot voyages that straddled the quarter-end were recognised on a load-to-discharge basis resulted in a negative US$7.3 million in Q3 2025 (Q3 2024: positive US$6.4 million). The TCE income – Shipping continues to be well supported by the increased time charter coverage of 44% (Q3 2024: 38%) of available days at US$51,200 per day (Q3 2024: US$45,000 per day). Additionally, our India subsidiary continued to deliver stable TCE income of US$33.2 million for Q3 2025 (Q3 2024: US$32.9 million), mainly from fixed-rate time charters.

Product Services achieved a realised gain of US$14.7 million for Q3 2025 (Q3 2024: realised loss of US$14.0 million). At quarter-end, unfavourable market positions resulted in an unrealised mark-to-market loss of US$38.3 million. This contrasts with the same quarter last year, where a significant unrealised gain of US$85.7 million was booked, which contributed to a reduction in unrealised results of US$124.0 million. As a result, Product Services reported a gross loss of US$23.6 million for Q3 2025 (Q3 2024: gross profit of US$71.7 million). After general and administrative expenses and income taxes of US$5.9 million (Q3 2024: US$13.2 million), Product Services reported a loss after tax of US$29.5 million for Q3 2025 (Q3 2024: profit after tax of US$58.5 million).

Profit after tax was US$56.8 million for Q3 2025 (Q3 2024: US$120.5 million). The decrease was primarily attributed to a reduction in operating profit of US$69.7 million, higher net finance expenses of US$8.6 million, and partially offset by lower income tax expense of US$14.6 million. The profit after tax was also impacted by higher vessel operating expense of US$11.3 million and depreciation of US$16.3 million, reflecting the full effect of the added Avance Gas fleet in Q4 2024.

Profit attributable to non-controlling interests was negative US$0.3 million for Q3 2025 (Q3 2024: positive US$15.8 million), mainly driven by a US$15.5 million decrease in attributable profit to non-controlling interests from BW Product Services.

[1]	TCE income – Shipping per available and calendar day (total) are non-IFRS measures and are computed as TCE income – Shipping divided by available days and calendar days (total), respectively. See pages 18 and 19 for a reconciliation of TCE income – Shipping per available day and calendar day (total) to the nearest IFRS measure.
[2]	Shipping NPAT, or Shipping’s Net Profit After Tax, is calculated as profit attributable to equity holders of BW LPG, minus BW LPG’s share of BW LPG Product Services Pte. Ltd.’s net profit/(loss) after tax. See page 17.

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2025 and YTD September 2025

PERFORMANCE REVIEW – Q3 2025 and YTD September 2025 (continued)

YTD September 2025

TCE income – Shipping for YTD September 2025 increased by US$32.5 million from YTD September 2024, primarily due to the higher available fleet days of 11,853 days in YTD September 2025. This was partially offset by a lower LPG spot market of US$43,100 per day, a 24% decline compared to YTD September 2024 of US$57,000 per day. Our scheduled drydocking program also reduced available fleet days by 387 days (YTD September 2024: 118 days). The IFRS 15 impact on TCE income – Shipping was insignificant for YTD September 2025 (YTD September 2024: positive US$32.9 million). The increased time charter coverage of 44% (YTD September 2024: 34%) supported TCE income – Shipping at available days of US$43,500 per day (YTD September 2024: US$44,100 per day). India subsidiary delivered stable TCE income of US$95.6 million for YTD September 2025 (YTD September 2024: US$92.9 million), mainly from fixed-rate time charters.

Product Services achieved a realised gain of US$52.8 million for YTD September 2025 (YTD September 2024: realised gain of US$34.8 million). At the same time, an unrealised mark-to-market loss of US$65.2 million was booked for the period. This contrasts with the same period last year, where a significant unrealised gain of US$94.6 million was booked, which contributed to a reduction in unrealised results of US$159.8 million. Overall, Product Services reported a gross loss of US$12.4 million for YTD September 2025 (YTD September 2024: gross profit of US$129.4 million), and a loss after tax of US$36.4 million for YTD September 2025 (YTD September 2024: profit after tax of US$95.3 million) after general and administrative expenses and income taxes of US$24.0 million (YTD September 2024: US$34.1 million).

Profit after tax for YTD September 2025 was US$166.8 million, down from US$355.1 million in YTD September 2024. This decrease reflects a lower operating profit of US$179.1 million and increased net finance expenses of US$30.0 million, partially offset by a lower income tax expense of US$20.6 million. The profit after tax was also impacted by higher vessel operating expense of US$30.4 million and depreciation of US$46.5 million from a larger fleet.

Profit attributable to non-controlling interests was US$28.7 million for YTD September 2025 (YTD September 2024: US$31.7 million). The decrease was driven by a US$22.2 million decrease in attributable profit to non-controlling interests from BW Product Services, offset by a US$19.2 million increase in attributable profit to non-controlling interests from BW LPG India, which was largely contributed by BW LPG India's gain of US$32.1 million from the sale of BW Cedar.

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2025 and YTD September 2025

BALANCE SHEET

As of 30 September 2025, BW LPG controls a fleet of 52 VLGCs, including nine vessels which are owned and operated by BW LPG India. Total assets amounted to US$3,339.6 million (31 December 2024: US$3,320.4 million), of which US$2,394.0 million (31 December 2024: US$2,381.8 million) represented the carrying value of the vessels (including dry docking), and US$103.8 million (31 December 2024: US$216.3 million) represented the carrying value of right-of-use assets (vessels).

Cash and cash equivalents amounted to US$293.1 million as of 30 September 2025 (31 December 2024: US$279.7 million). Cash flow from operating activities generated a net cash surplus of US$389.8 million in YTD September 2025 (YTD September 2024: US$512.9 million), of which the net cash inflow of US$37.0 million (YTD September 2024: US$9.2 million) related to changes in working capital. Investing activities generated a cash outflow of US$90.5 million in YTD September 2025 (YTD September 2024: cash inflow of US$27.8 million), which comprised exercising the purchase options of BW Kizoku and BW Yushi, and US$31.0 million paid for drydocking activities. These payments were partially offset by proceeds of US$65.0 million from the sale of BW Cedar.

The YTD September 2025 net cash outflow for financing activities was US$254.8 million (YTD September 2024: US$489.4 million), driven by dividend payments of US$150.5 million, US$75.5 million in lease repayments and net principal, interest and trade financing borrowings repayments of US$16.7 million.

Net leverage ratio decreased from 32.7% as of 31 December 2024, to 29.7% as of 30 September 2025 mainly due to lower lease liabilities after the exercise of the purchase options for BW Kizoku and BW Yushi.

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2025 and YTD September 2025

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Q3 2025	Q3 2024	YTD Sep 2025	YTD Sep 2024
	US$’000	US$’000	US$’000	US$’000
Revenue - Shipping	279,975	220,419	757,538	778,867
Revenue - Product Services	663,788	584,602	2,092,198	1,941,134
Cost of cargo and delivery expenses - Product Services	(666,944)	(495,581)	(2,046,912)	(1,776,415)
Voyage expenses - Shipping	(86,532)	(83,623)	(268,695)	(309,934)
Vessel operating expenses	(31,575)	(20,286)	(93,292)	(62,869)
Time charter contracts (non-lease components)	(3,523)	(4,925)	(12,222)	(14,589)
General and administrative expenses	(19,281)	(10,864)	(57,262)	(45,460)
Charter hire expenses	1,006	-	-	(2,214)
Fair value (loss)/gain from equity financial asset	-	-	(1,172)	1,326
Finance lease income	306	235	614	432
Other operating (expense)/income - net	(2,264)	(1,414)	(3,839)	949
Depreciation	(65,461)	(49,184)	(191,173)	(144,701)
Amortisation of intangible assets	(52)	(212)	(313)	(631)
Gain on disposal of vessels	-	-	32,051	20,391
Loss on derecognition of right-of-use assets (vessels)	-	-	(289)	-
Operating profit	69,443	139,167	207,232	386,286
Foreign currency exchange gain/(loss) - net	2,018	1,028	1,632	(496)
Interest income	2,392	3,153	7,330	12,379
Interest expense	(12,947)	(4,132)	(40,854)	(13,043)
Other finance expenses	(646)	(646)	(1,244)	(2,009)
Finance expenses – net	(9,183)	(597)	(33,136)	(3,169)

Profit before tax	60,260	138,570	174,096	383,117
Income tax expense	(3,508)	(18,105)	(7,330)	(27,979)
Profit after tax	56,752	120,465	166,766	355,138

Other comprehensive income/(loss):
Items that will not be reclassified to profit or loss:
Equity investments at FVOCI
- fair value (loss)/gain	(2,900)	1,330	(8,792)	(1,070)

Items that may be reclassified subsequently to profit or loss:
Cash flow hedges
- fair value (loss)/gain	(3,146)	3,699	(5,186)	56,027
- reclassification to profit or loss	988	(7,655)	(4,776)	(10,960)
Currency translation reserve	1,057	952	2,338	517
Other comprehensive (loss)/income, net of tax	(4,001)	(1,674)	(16,416)	44,514
Total comprehensive income	52,751	118,791	150,350	399,652
Profit attributable to:

Equity holders of the Company	57,071	104,675	138,080	323,429
Non-controlling interests	(319)	15,790	28,686	31,709
	56,752	120,465	166,766	355,138
Total comprehensive income:
Equity holders of the Company	52,856	102,847	121,213	367,854
Non-controlling interests	(105)	15,944	29,137	31,798
	52,751	118,791	150,350	399,652
Earnings per share attributable to the equity holders of the Company:
(expressed in US$ per share)
Basic earnings per share	0.38	0.79	0.91	2.44
Diluted earnings per share	0.38	0.79	0.91	2.44

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2025 and YTD September 2025

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	30 September 2025	31 December 2024
	US$’000	US$’000

Intangible assets	323	636

Investment in joint venture	301	301
Equity financial assets, at fair value	14,340	23,132
Derivative financial instruments	3,621	7,469
Other receivables	10,360	7,980
Finance lease receivables	12,170	2,882
Deferred tax assets	4,129	1,644
Total other non-current assets	44,921	43,408

Vessels and dry docking	2,394,003	2,381,821
Right-of-use assets (vessels)	103,842	216,272
Other property, plant and equipment	302	354
Property, plant and equipment	2,498,147	2,598,447

Total non-current assets	2,543,391	2,642,491

Inventories	124,876	76,706
Trade and other receivables	269,195	202,921
Equity financial assets, at fair value	1,597	2,769
Derivative financial instruments	64,912	74,571
Finance lease receivables	7,113	8,283
Assets held-for-sale	35,364	32,998
Cash and cash equivalents	293,104	279,681
Total current assets	796,161	677,929

Total assets	3,339,552	3,320,420

Share capital	619,868	619,868
Treasury shares	(50,372)	(48,387)
Other reserves	658,293	667,756
Retained earnings	558,494	565,794
	1,786,283	1,805,031
Non-controlling interests	146,471	132,463
Total shareholders’ equity	1,932,754	1,937,494

Borrowings	801,231	711,664
Lease liabilities	64,081	60,588
Derivative financial instruments	-	569
Total non-current liabilities	865,312	772,821

Borrowings	164,710	230,344
Lease liabilities	62,475	170,700
Derivative financial instruments	72,162	25,527
Current income tax liabilities	1,521	14,470
Trade and other payables	240,618	169,064
Total current liabilities	541,486	610,105

Total liabilities	1,406,798	1,382,926

Total equity and liabilities	3,339,552	3,320,420

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2025 and YTD September 2025

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to equity holders of the Company
	Share capital	Treasury shares	Capital reserve	Hedging reserve	Share- based payment reserve	Currency translation reserve	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2025	619,868	(48,387)	649,654	13,835	2,579	(427)	2,115	565,794	1,805,031	132,463	1,937,494

Profit after tax	-	-	-	-	-	-	-	138,080	138,080	28,686	166,766

Other comprehensive (loss)/income for the financial period	-	-	-	(9,962)	-	1,887	(8,792)	-	(16,867)	451	(16,416)

Total comprehensive (loss)/income for the financial period	-	-	-	(9,962)	-	1,887	(8,792)	138,080	121,213	29,137	150,350

Share-based payment reserve
- Value of employee services	-	-	-	-	1,386	-	-	-	1,386	-	1,386

Share capital reduction of subsidiary	-	-	-	-	-	-	-	-	-	(4,965)	(4,965)

Purchases of treasury shares	-	(2,739)	-	-	-	-	-	-	(2,739)	-	(2,739)

Share options exercised	-	754	-	-	(395)	-	-	165	524	-	524

Dividend paid	-	-	-	-	-	-	-	(139,317)	(139,317)	(11,185)	(150,502)

Changes in interest in NCI	-	-	-	-	-	-	-	185	185	1,021	1,206

Transfer to tonnage tax reserve	-	-	-	-	-	-	6,413	(6,413)	-	-	-

Total transactions with owners, recognised directly in equity	-	(1,985)	-	-	991	-	6,413	(145,380)	(139,961)	(15,129)	(155,090)

Balance at 30 September 2025	619,868	(50,372)	649,654	3,873	3,570	1,460	(264)	558,494	1,786,283	146,471	1,932,754

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2025 and YTD September 2025

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to equity holders of the Company
	Share capital	Share premium	Treasury shares	Contributed surplus	Capital reserve	Hedging reserve	Share- based payment reserve	Currency translation reserve	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2024	1,400	285,853	(56,438)	685,913	(36,259)	(27,542)	3,905	419	2,983	609,479	1,469,713	116,447	1,586,160

Profit after tax	-	-	-	-	-	-	-	-	-	354,296	354,296	40,572	394,868

Other comprehensive income/(loss) for the financial period	-	-	-	-	-	41,377	-	(846)	(7,030)	-	33,501	(176)	33,325

Total comprehensive income/(loss) for the financial period	-	-	-	-	-	41,377	-	(846)	(7,030)	354,296	387,797	40,396	428,193

Effects of re-domiciliation	285,853	(285,853)	-	(685,913)	685,913	-	-	-	-	-	-	-	-

Share-based payment reserve
- Value of employee services	-	-	-	-	-	-	2,016	-	-	-	2,016	-	2,016

Share capital reduction of subsidiary	-	-	-	-	-	-	-	-	-	-	-	(4,500)	(4,500)

Purchases of treasury shares	-	-	(100)	-	-	-	-	-	-	-	(100)	-	(100)

Sale of treasury shares	-	-	1,091	-	-	-	-	-	-	-	1,091	-	1,091

Issue of new shares	332,615	-	-	-	-	-	-	-	-	-	332,615	-	332,615

Share options exercised	-	-	7,060	-	-	-	(3,342)	-	-	(3,143)	575	-	575

Dividend paid	-	-	-	-	-	-	-	-	-	(388,461)	(388,461)	(21,657)	(410,118)

Changes in interest in NCI	-	-	-	-	-	-	-	-	-	(215)	(215)	1,777	1,562

Transfer to tonnage tax reserve	-	-	-	-	-	-	-	-	6,162	(6,162)	-	-	-

Total transactions with owners, recognised directly in equity	618,468	(285,853)	8,051	(685,913)	685,913	-	(1,326)	-	6,162	(397,981)	(52,479)	(24,380)	(76,859)

Balance at 31 December 2024	619,868	-	(48,387)	-	649,654	13,835	2,579	(427)	2,115	565,794	1,805,031	132,463	1,937,494

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2025 and YTD September 2025

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Q3 2025	Q3 2024	YTD Sep 2025	YTD Sep 2024
	US$’000	US$’000	US$’000	US$’000

Cash flows from operating activities
Profit before tax	60,260	138,570	174,096	383,117
Adjustments for:
- amortisation of intangible assets	52	212	313	631
- depreciation charge	65,461	49,184	191,173	144,701
- gain on disposal of vessels	-	-	(32,051)	(20,391)
- fair value loss/(gain) from equity financial assets	-	-	1,172	(1,326)
- interest income	(2,392)	(3,153)	(7,330)	(12,379)
- interest expenses	12,999	5,296	43,069	16,817
- other finance expenses	646	903	1,244	2,792
- share-based payments	448	567	1,386	1,639
- finance lease income	(306)	(235)	(614)	(432)
- loss on derecognition of right-of-use assets	-	-	289	-
	137,168	191,344	372,747	515,169
Changes in working capital:
- inventories	(88,065)	(43,972)	(48,170)	74,083
- trade and other receivables	78,532	2,761	(71,126)	54,299
- trade and other payables	(25,224)	15,868	75,648	(89,163)
- derivative financial instruments	26,069	(64,500)	49,611	(81,988)
- margin account held with broker	16,902	(42,113)	31,024	51,973
Total changes in working capital	8,214	(131,956)	36,987	9,204

Taxes paid	(16,584)	(4,873)	(19,975)	(11,428)
Net cash from operating activities	128,798	54,515	389,759	512,945

Cash flows from investing activities
Deposit for vessel acquisition held in escrow	-	(82,200)	-	(82,200)
Additions in property, plant and equipment	(11,655)	181	(169,261)	(1,640)
Additions in intangible assets	-	-	-	(237)
Proceeds from sale of vessels	-	-	65,049	65,337
Purchase of equity financial assets	-	-	-	(30,162)
Repayment of finance lease receivables	1,713	1,956	5,787	5,926
Interest received	2,698	3,388	7,944	12,811
Sale of equity financial assets, at fair value	-	-	-	2,343
Net cash used in investing activities	(7,244)	(76,675)	(90,481)	(27,822)

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2025 and YTD September 2025

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED) (continued)

	Q3 2025	Q3 2024	YTD Sep 2025	YTD Sep 2024
	US$’000	US$’000	US$’000	US$’000

Cash flows from financing activities
Proceeds from borrowings	223,629	16,988	945,097	34,064
Payment of financing fees	(1,618)	-	(4,408)	-
Repayments of bank borrowings	(290,040)	(19,974)	(911,028)	(118,312)
Payment of lease liabilities	(25,149)	(25,858)	(75,455)	(74,151)
Interest paid	(13,267)	(5,811)	(42,985)	(17,759)
Other finance expense paid	(646)	(903)	(1,244)	(2,792)
Purchase of treasury shares	-	-	(2,739)	(100)
Sale of treasury shares	-	-	-	1,091
Drawdown of trust receipts	521,599	565,397	1,666,889	1,642,241
Repayment of trust receipts	(514,888)	(499,810)	(1,674,666)	(1,601,972)
Dividend payment	(33,295)	(76,709)	(139,317)	(326,848)
Dividend payment to non-controlling interests	-	(7,568)	(11,185)	(21,657)
Contribution from non-controlling interests	1,175	1,297	1,175	1,297
Capital return to non-controlling interests	-	-	(4,965)	(4,500)
Net cash used in financing activities	(132,500)	(52,951)	(254,831)	(489,398)

Net (decrease)/increase in cash and cash equivalents	(10,946)	(75,111)	44,447	(4,275)
Cash and cash equivalents at beginning of the financial period	287,293	232,873	231,900	162,037

Cash and cash equivalents at end of the financial period	276,347	157,762	276,347	157,762

For the purpose of presenting the consolidated statement of cash flows, cash and cash equivalents comprise the following:

	30 Sep 2025	30 Sep 2024
	US$’000	US$’000

Cash and cash equivalents per consolidated balance sheet	293,104	313,497
Less: Deposit for vessel acquisition held in escrow	-	(82,200)
Less: Margin account held with broker	(16,757)	(73,535)
Cash and cash equivalents per consolidated statement of cash flows	276,347	157,762

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2025 and YTD September 2025

Segment information

The executive management team (“EMT”) is the Group’s chief operating decision-maker. The Group identifies segments on the basis of those components of the Group that the EMT regularly reviews. The Group considers the business from each individual business segment perspective which comprises the Shipping and Product Services segments.

The reported measure of segment performance is gross profit, which the EMT uses to assess the performance of the operating segments. For the Shipping segment, gross profit is reflected as TCE income - Shipping. For the Product Services segment, gross profit is reflected as Gross profit – Product Services. Operating segment disclosures are consistent with the information reviewed by the Management.

Segment performance is presented below:

	Shipping	Product Services	Inter-segment elimination	Total
	US$’000	US$’000	US$’000	US$’000
Q3 2025

Revenue from spot voyages	192,099	-	-	192,099
Inter-segment revenue	13,359	-	(13,359)	-
Voyage expenses	(86,532)	-	-	(86,532)
Inter-segment expense	(5,052)	-	5,052	-
Net income from spot voyages	113,874	-	(8,307)	105,567
Revenue from time charter voyages	87,876	-	-	87,876
TCE income - Shipping [1]	201,750	-	(8,307)	193,443

Revenue from Product Services	-	663,788	-	663,788
Inter-segment revenue	-	5,052	(5,052)	-
Cost of cargo and delivery expenses	-	(666,944)	-	(666,944)
Inter-segment cost	-	(13,359)	13,359	-
Depreciation	-	(12,123)	-	(12,123)
Gross (loss)/profit - Product Services [2]	-	(23,586)	8,307	(15,279)

Segment results	201,750	(23,586)	-	178,164

YTD September 2025

Revenue from spot voyages	529,649	-	-	529,649
Inter-segment revenue	43,484	-	(43,484)	-
Voyage expenses	(268,695)	-	-	(268,695)
Inter-segment expense	(19,251)	-	19,251	-
Net income from spot voyages	285,187	-	(24,233)	260,954
Revenue from time charter voyages	227,889	-	-	227,889
TCE income - Shipping [1]	513,076	-	(24,233)	488,843

Revenue from Product Services	-	2,092,198	-	2,092,198
Inter-segment revenue	-	19,251	(19,251)	-
Cost of cargo and delivery expenses	-	(2,046,912)	-	(2,046,912)
Inter-segment cost	-	(43,484)	43,484	-
Depreciation	-	(33,450)	-	(33,450)
Gross (loss)/profit - Product Services [2]	-	(12,397)	24,233	11,836

Segment results	513,076	(12,397)	-	500,679

[1]	“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and spot voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.

[2]	Gross profit - Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels.

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2025 and YTD September 2025

Segment information (continued)

	Shipping	Product Services	Inter-segment elimination	Total
	US$’000	US$’000	US$’000	US$’000
Q3 2024

Revenue from spot voyages	167,961	-	-	167,961
Inter-segment revenue	18,818	-	(18,818)	-
Voyage expenses	(83,622)	-	-	(83,622)
Inter-segment expense	(10,111)	-	10,111	-
Net income from spot voyages	93,046	-	(8,707)	84,339
Revenue from time charter voyages	52,458	-	-	52,458
TCE income - Shipping [1]	145,504	-	(8,707)	136,797

Revenue from Product Services	-	584,602	-	584,602
Inter-segment revenue	-	10,111	(10,111)	-
Cost of cargo and delivery expenses	-	(495,581)	-	(495,581)
Inter-segment cost	-	(18,818)	18,818	-
Depreciation	-	(8,638)	-	(8,638)
Gross profit - Product Services [2]	-	71,676	8,707	80,383

Segment results	145,504	71,676	-	217,180

YTD September 2024

Revenue from spot voyages	642,519	-	-	642,519
Inter-segment revenue	55,121	-	(55,121)	-
Voyage expenses	(309,934)	-	-	(309,934)
Inter-segment expense	(43,988)	-	43,988	-
Net income from spot voyages	343,718	-	(11,133)	332,585
Revenue from time charter voyages	136,348	-	-	136,348
Inter-segment revenue	562	-	(562)	-
TCE income - Shipping [1]	480,628	-	(11,695)	468,933

Revenue from Product Services	-	1,941,134	-	1,941,134
Inter-segment revenue	-	43,988	(43,988)	-
Cost of cargo and delivery expenses	-	(1,776,415)	-	(1,776,415)
Inter-segment cost	-	(55,683)	55,683	-
Depreciation	-	(23,589)	-	(23,589)
Gross profit - Product Services [2]	-	129,435	11,695	141,130

Segment results	480,628	129,435	-	610,063

[1]	“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and spot voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.

[2]	Gross profit - Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels.

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2025 and YTD September 2025

Segment information (continued)

Reconciliation of segment results:

	Q3 2025	Q3 2024	YTD Sep 2025	YTD Sep 2024
	US$’000	US$’000	US$’000	US$’000

Total segment results for reportable segments	178,164	217,180	500,679	610,063
Vessel operating expenses	(31,575)	(20,286)	(93,292)	(62,869)
Time charter contracts (non-lease components)	(3,523)	(4,925)	(12,222)	(14,589)
General and administrative expenses	(19,281)	(10,864)	(57,262)	(45,460)
Charter hire expenses	1,006	-	-	(2,214)
Fair value (loss)/gain from equity financial asset	-	-	(1,172)	1,326
Finance lease income	306	235	614	432
Other operating (expense)/income - net	(2,264)	(1,414)	(3,839)	949
Depreciation - Shipping segment	(53,338)	(40,547)	(157,723)	(121,112)
Amortisation	(52)	(212)	(313)	(631)
Gain on disposal of vessels	-	-	32,051	20,391
Loss on derecognition of right-of-use assets (vessels)	-	-	(289)	-
Operating profit	69,443	139,167	207,232	386,286

Finance (expense)/income – net	(9,183)	(597)	(33,136)	(3,169)
Income tax expense	(3,508)	(18,105)	(7,330)	(27,979)
Profit after tax	56,752	120,465	166,766	355,138

Investment in subsidiaries

Set out below are the summarised financial information for the Group’s subsidiaries, BW LPG India Pte. Ltd. (“BW LPG India”) and BW LPG Product Services Pte. Ltd (“BW Product Services”), which have non-controlling interests that are material to the Group. These are presented before inter-company eliminations.

Summarised balance sheet:

	BW LPG India		BW Product Services
	30 September 2025	31 December 2024	30 September 2025	31 December 2024
	US$’000	US$’000	US$’000	US$’000
Assets
Current assets	151,711	63,581	350,439	417,096
Includes
Cash and cash equivalents	110,477	19,443	49,392	175,882
Non-current assets	372,018	278,287	97,847	92,115

Liabilities
Current liabilities	37,025	28,371	366,362	328,769
Includes
Borrowings	28,727	23,927	126,123	137,425
Non-current liabilities (Borrowings)	186,834	76,443	51,911	50,748
Net assets	299,870	237,054	30,013	129,694

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2025 and YTD September 2025

Investment in subsidiaries (continued)

Summarised statement of comprehensive income:

	BW LPG India		BW Product Services
	Q3 2025	Q3 2024	Q3 2025	Q3 2024
	US$’000	US$’000	US$’000	US$,000

TCE income – Shipping	33,208	32,880	-	-
Revenue from Product Services	-	-	668,840	594,713
Cost of cargo and delivery expenses	-	-	(680,303)	(514,399)
Vessel operating expense	(5,960)	(5,517)	-	-
Depreciation and amortisation	(8,309)	(8,823)	(12,149)	(8,664)
Finance expense	(1,197)	(2,242)	223	(498)
Other expenses – net	(6,916)	(4,299)	(6,135)	(12,630)
Net profit/(loss) after tax	10,826	11,999	(29,524)	58,522

Other comprehensive income (currency translation effects)	-	-	1,057	952
Total comprehensive income/(loss)	10,826	11,999	(28,467)	59,474

Total comprehensive income/(loss) allocated to non-controlling interests	5,153	5,712	(5,257)	10,111

	BW LPG India		BW Product Services
	YTD Sep 2025	YTD Sep 2024	YTD Sep 2025	YTD Sep 2024
	US$’000	US$’000	US$’000	US$,000

TCE income – Shipping	95,625	92,914	-	-
Revenue from Product Services	-	-	2,111,449	1,985,122
Cost of cargo and delivery expenses	-	-	(2,090,396)	(1,832,098)
Vessel operating expense	(15,815)	(17,330)	-	-
Depreciation and amortisation	(24,146)	(26,862)	(33,528)	(23,667)
Gain on disposal of vessels	32,051	-	-	-
Finance (expense)/income - net	(3,495)	(7,306)	766	(402)
Other expenses – net	(9,990)	(7,553)	(24,646)	(33,688)
Net profit after tax	74,230	33,863	(36,355)	95,267

Other comprehensive income (currency translation effects)	-	-	2,338	517
Total comprehensive income/(loss)	74,230	33,863	(34,017)	95,784

Total comprehensive income/(loss) allocated to non-controlling interests	35,334	16,119	(6,197)	15,679

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2025 and YTD September 2025

APPENDIX - Non-IFRS financial measures

This interim financial report contains a number of non-IFRS financial measures that Management uses to monitor and analyse the performance of the Group’s business. Non-IFRS financial measures exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using measures that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

The Group believes that these non-IFRS financial measures, in addition to IFRS measures, provide an enhanced understanding of the Group’s results and related trends, therefore increasing transparency and clarity of the Group’s results and business.

There are no generally accepted accounting principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. The non-IFRS financial measures presented in this interim financial report may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group’s operating results as reported under IFRS. The Group encourages investors and analysts not to rely on any single financial measure but to review the Group’s financial and non-financial information in its entirety.

The following non-IFRS measures are presented in this interim financial report.

TCE income – Shipping per calendar day (total)

The Group defines TCE income - Shipping per calendar day (total) as TCE income - Shipping divided by calendar days (total).

The Group defines calendar days (total) as the total number of days in a period during which vessels are owned or chartered-in is in its possession, including technical off-hire days and waiting days. Calendar days (total) are an indicator of the size of the fleet over a period and affect both the amount of revenue and the amount of expense that the Group records during that period.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income - Shipping per calendar day (total) is meaningful to investors because it is a measure of how well the Company manages the fleet technically and commercially.

The reconciliation of TCE income - Shipping per calendar day (total) to TCE income - Shipping for the three-month and nine-month periods ended 30 September 2025 and 2024 is provided below.

	Q3 2025	Q3 2024	YTD Sep 2025	YTD Sep 2024

TCE income – Shipping (US$’000)	201,750	145,504	513,076	480,628
Calendar days (total)	4,140	3,128	12,329	9,360
TCE income – Shipping per calendar day (total) (US$)	48,730	46,520	41,620	51,350

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2025 and YTD September 2025

APPENDIX - Non-IFRS financial measures (continued)

TCE income – Shipping per available day

The Group defines TCE income – Shipping per available day as TCE income – Shipping divided by available days.

The Group defines available days as the total number of days (including waiting time) in a period during which each vessel is owned or chartered-in, net of technical off-hire days. The Group uses available days to measure the number of days in a period during which vessels actually generate or are capable of generating revenue.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income – Shipping per available day is meaningful to investors because it is a measure of how well the Group manages the fleet commercially.

The reconciliation of TCE income - Shipping per available day to TCE income - Shipping for the three-month and nine-month periods ended 30 September 2025 and 2024 is provided below.

	Q3 2025	Q3 2024	YTD Sep 2025	YTD Sep 2024

TCE income – Shipping (US$’000)	201,750	145,504	513,076	480,628
Available days	3,934	3,108	11,853	9,134
TCE income – Shipping per available days (US$)	51,280	46,820	43,290	52,620

Adjusted free cash flow

The Group defines adjusted free cash flow as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets, sale of assets held-for-sale and sale of vessels.

The Group believes adjusted free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the operating structure of the Group (in the form of capital expenditure).

The reconciliation of adjusted free cash flow to net cash inflow from operating activities for the three-month and nine-month periods ended 30 September 2025 and 2024 is provided below.

	Q3 2025	Q3 2024	YTD Sep 2025	YTD Sep 2024
	US$’000	US$’000	US$’000	US$’000

Net cash from operating activities	128,798	54,515	389,759	512,945
Deposit for vessel acquisition held in escrow	-	(82,200)	-	(82,200)
Additions in property, plant and equipment	(11,655)	181	(169,261)	(1,640)
Additions in intangible assets	-	-	-	(237)
Proceeds from sale of vessels	-	-	65,049	65,337
Adjusted free cash flow	117,143	(27,504)	285,547	494,205

BW LPG Limited
Interim Financial Report (Unaudited)
Q3 2025 and YTD September 2025

APPENDIX - Non-IFRS financial measures (continued)

Return on capital employed (ROCE)

The Group defines return on capital employed (“ROCE”) as, with respect to a particular financial period, the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders’ equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet.

The Group believes ROCE is meaningful to investors because it measures the Group’s financial efficiency and its ability to create future growth in value.

The reconciliation of ROCE to operating profit for the three-month and nine-month periods ended 30 September 2025 and 2024 is provided below.

	Q3 2025	Q3 2024	YTD Sep 2025	YTD Sep 2024

Operating profit (US$’000)	69,443	139,167	207,232	386,286
Average of the total shareholders’ equity (US$’000)(1)	1,922,200	1,619,100	1,935,124	1,611,734
Average of the total borrowings (US$’000)(1)	995,752	336,386	953,975	389,889
Average of the total lease liabilities (US$’000)(1)	117,403	189,779	178,922	196,307
Capital employed (US$’000)	3,035,355	2,145,265	3,068,021	2,197,930
ROCE	2.3%	6.5%	6.8%	17.6%
ROCE (annualised)	9.2%	25.9%	9.0%	23.4%

(1)	Calculated as the average of the opening and closing balances for the period as presented in the consolidated balance sheet

Rounding of figures

Certain financial information presented in tables in this interim financial report has been rounded to the nearest whole number or the nearest decimal place. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this interim financial report reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.